STATEMENT OF INVESTMENTS

General Government Securities Money Market Fund

August 31, 2007 (Unaudited)

U.S. Government Agencies--36.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank			
4/11/08	5.24	100,000,000 [a]	99,982,233
Federal Home Loan Bank System:			
11/27/07	4.81	100,000,000	98,852,084
2/15/08	4.91	75,000,000	73,330,000
Federal Home Loan Mortgage Corp.:			
9/24/07	5.20	30,039,000	29,941,507
2/4/08	5.18	100,000,000	97,839,833
Federal National Mortgage Association:			
11/7/07	5.21	109,172,000	108,127,649
12/12/07	5.18	42,113,000	41,505,660
Total U.S. Government Agencies (cost $549,578,966)			**549,578,966**

Repurchase Agreements--64.0%			
Banc of America Securities LLC dated 8/31/07, due 9/4/07 in the amount of $60,033,333 (fully collateralized by $62,207,000 U.S. Treasury Notes, 3.625%-3.875%, due 5/15/10-5/15/13, value $61,200,160)	5.00	60,000,000	60,000,000
Barclays Financial LLC dated 8/31/07, due 9/4/07 in the amount of $56,029,556 (fully collateralized by $36,571,000 Treasury Inflation Protected Securities, 3.625%, due 4/15/28, value $57,121,234)	4.75	56,000,000	56,000,000
Credit Suisse (USA) Inc. dated 8/31/07, due 9/4/07 in the amount of $60,034,000 (fully collateralized by $59,970,000 Treasury Inflation Protected Securities, 2%, due 4/15/12, value $61,203,028)	5.10	60,000,000	60,000,000
Credit Suisse (USA) Inc. dated 8/31/07, due 9/4/07 in the amount of $90,050,500 (fully collateralized by $88,420,000 Treasury Inflation Protected Securities, 2.375%, due 1/15/17, value $91,801,883)	5.05	90,000,000	90,000,000
Deutsche Bank Securities dated 8/31/07, due 9/4/07 in the amount of $150,085,000 (fully collateralized by $149,283,743 Federal Home Loan Mortgage Corp., Participation Certificates, 4.926%-6.50%, due 7/1/22-5/1/37, value $125,050,094, $22,065,059 Federal National Mortgage Association, 5.818%, due 5/1/37, value $22,222,813 and $8,815,455 Government National Mortgage Association, 5.25%-7%, due 10/20/34-3/15/37, value			

$5,727,094)	5.10	150,000,000	150,000,000
J.P. Morgan Chase & Co.			
dated 8/31/07, due 9/4/07 in the amount of			
$150,084,667 (fully collateralized by $154,465,000			
U.S. Treasury Bills, due 11/29/07, value $153,003,765)	5.08	150,000,000	150,000,000
Merrill Lynch & Co. Inc.			
dated 8/31/07, due 9/4/07 in the amount of			
$95,052,778 (fully collateralized by $95,740,000 U.S.			
Treasury Notes, 4.125%, due 8/31/12, value			
$96,902,664)	5.00	95,000,000	95,000,000
Morgan Stanley			
dated 8/31/07, due 9/4/07 in the amount of			
$150,084,500 (fully collateralized by $156,163,000			
U.S. Treasury Bills, due 9/17/07-9/20/07,			
value $153,000,753)	5.07	150,000,000	150,000,000
UBS Securities LLC			
dated 8/31/07, due 9/4/07 in the amount of			
$150,083,667 (fully collateralized by $153,510,000			
U.S. Treasury Notes, 4.25%, due 8/15/14, value			
$153,001,549)	5.02	150,000,000	150,000,000
Total Repurchase Agreements			
(cost $961,000,000)			**961,000,000**
Total Investments (cost $1,510,578,966)		**100.5%**	**1,510,578,966**
Liabilities, Less Cash and Receivables		**(.5%)**	**(6,814,607)**
Net Assets		**100.0%**	**1,503,764,359**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

General Treasury Prime Money Market Fund

August 31, 2007 (Unaudited)

U.S. Treasury Bills--99.8%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
9/6/07	4.39	3,600,000	3,597,810
9/13/07	2.98	25,000,000	24,975,233
9/17/07	3.96	7,000,000	6,987,711
9/20/07	3.16	7,100,000	7,088,202
9/27/07	4.65	2,250,000	2,242,541
10/11/07	4.81	1,753,000	1,743,729
10/18/07	4.70	6,500,000	6,460,752
11/8/07	4.03	6,300,000	6,252,513
11/15/07	4.72	9,000,000	8,913,187
11/23/07	3.42	26,000,000	25,796,650
12/6/07	4.81	3,000,000	2,962,320
12/20/07	4.59	20,000,000	19,723,778
2/14/08	4.60	10,000,000	9,792,500
Total Investments (cost $126,536,926)		**99.8%**	**126,536,926**
Cash and Receivables (Net)		**.2%**	**204,792**
Net Assets		**100.0%**	**126,741,718**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.